FOR IMMEDIATE RELEASE

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Vancouver, Canada,  November 9th, 2006 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announces a non-brokered private placement of up to 4,000,000 units for gross proceeds of up to $2,080,000.  Each unit will consist of one common share in the capital of the Company at a purchase price of $0.52 and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of twenty-four months from the date of closing at a price of $0.67 per warrant share.  The proceeds from the private placement will be used for working capital as well as for the exploration of the Company’s uranium properties in the Athabasca Basin.

A finder’s fee may be paid.  The foregoing is subject to regulatory approval.

About CanAlaska Uranium Ltd.  –  www.canalaska.com

CanAlaska Uranium (CVV – TSX.V, CVVUF – OTCBB, DH7 – Frankfurt) is undertaking uranium exploration in eighteen 100%-owned and one optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,313,000 acres (9,360 square km).  In 2005, CanAlaska expended over Cdn$5 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  Initial drilling from the West McArthur project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  An aggressive $6.5 million exploration program for 2006 is continuing.

Investor Contact: Emil Fung Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

“Peter Dasler”

Peter Dasler, M.Sc., P. Geo.,

President & CEO

CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 9, 2006